Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the Registration Statement on Form S-1 of EUDA Health Holdings Limited (formerly, 8i Acquisition 2 Corp) of our report dated August 29, 2022, with respect to our audits of 8i Acquisition 2 Corp.’s financial statements as of July 31, 2022 and 2021 and for the year ended July 31, 2022 and for the period from January 21, 2021 (inception) to July 31, 2021, which appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the 8i Acquisition 2 Corp.’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/S/ UHY LLP

New York, New York

December 23, 2022